SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                             R&B FALCON CORPORATION
                           -------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    74912E101
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Investments, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  12,749,176
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   12,749,176
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,749,176

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.59%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Co.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  12,825,874
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   12,825,874
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,825,874

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.63%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  742,783
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   742,783
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            742,783

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .38%

14       Type of Reporting Person*

                  IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                   1,991,765
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  12,749,176
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,991,765
    With
                           10       Shared Dispositive Power
                                            12,749,176

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            14,740,941

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    7.62%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  12,749,176
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            12,749,176

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            12,749,176

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.59%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


                  This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of R&B Falcon Corporation (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated January 12, 1998 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that Mr. George Soros currently may be deemed to have shared beneficial ownership over certain Shares previously reported by other Reporting Persons; there have been no transactions with respect to the Shares over the last 60 days. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)      S-C Rig Investments, L.P. ("S-C Rig");

(ii)     S-C Rig Co.;

(iii)    Chatterjee Fund Management, L.P. ("CFM");

(iv)     Dr. Purnendu Chatterjee ("Dr. Chatterjee"); and

(v)      Mr. George Soros ("Mr. Soros").

                              The Reporting Persons

                  S-C Rig is a Delaware limited partnership with its principal place of business and principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Its sole business is to make investments in securities.

                  The sole general partner of S-C Rig is S-C Rig Co., a Delaware corporation, with its principal place of business and office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of S-C Rig Co. is to act as general partner of S-C Rig. The President, sole director and sole shareholder of S-C Rig Co. is Dr. Chatterjee, who is one of the Reporting Persons and about whom information is provided below.

                  CFM is a Delaware limited partnership. Dr. Chatterjee is the sole general partner of CFM. The principal business of CFM is to invest in securities. The principal office of CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

                  The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

                  The principal occupation of Mr. Soros, a United States citizen, is direction of the activities of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), which is carried out in his capacity as Chairman of SFM LLC. Mr. Soros has his principal place of business at 888 Seventh Avenue, 33rd Floor, New York, New York 10106, the principal office of SFM LLC.

                                                              Page 8 of 13 Pages



                  During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which either has been subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Shares held for the accounts of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired for or disposed of from the accounts of the Reporting Persons were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) S-C Rig may be deemed the beneficial owner of 12,749,176 Shares (approximately 6.59% of the total number of Shares which would be outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 12,746,160 Shares held for its account and
(B) 3,016 Shares issuable upon exercise of warrants held for its account. Each warrant held for the account of S-C Rig is exercisable for 1 Share at a price of $0.01 per Share.

                      (ii) S-C Rig Co. may be deemed the beneficial owner of 12,825,874 Shares (approximately 6.63% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 76,698 Shares held for its account and (B) the 12,749,176 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants).

                      (iii) CFM may be deemed the beneficial owner of the 742,783 Shares held for its account (approximately .38% of the total number of Shares outstanding).

                      (iv) Dr. Chatterjee may be deemed the beneficial owner of 14,740,941 Shares (approximately 7.62% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of (A) 745,484 Shares held for his account, (B) 12,749,176 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants),
(C) 76,698 Shares held for the account of S-C Rig Co., (D) 176,800  Shares  held

                                                              Page 9 of 13 Pages


for the account of Furzedown Trading Limited ("Furzedown"), which may be deemed to have granted Dr. Chatterjee voting and dispositive power over the Shares reported herein as held by it, (E) 742,783 Shares held for the account of CFM and (F) 250,000 Shares held for the account of Chatterjee Charitable Foundation ("Chatterjee Charitable"), of which Dr. Chatterjee is a Trustee.

                      (v) Mr. Soros may be deemed the beneficial owner of 12,749,176 Shares (approximately 6.59% of the total number of Shares outstanding assuming exercise by S-C Rig of all of the warrants it holds). This number consists of 12,749,176 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants).

                 (b)  (i)   S-C Rig has sole  power to  direct  the  voting  and
disposition of the 12,749,176 Shares held for its account (includes Shares issuable upon exercise of warrants).

                      (ii) S-C Rig Co. has sole power to direct the voting and disposition of the 76,698 Shares held for its account.

                            S-C Rig Co.  may be deemed to have the sole power to
direct the voting and disposition of the 12,749,176 Shares held, or issuable upon the exercise of the warrants reported herein as being held, for the account of S-C Rig.

                      (iii) Dr. Chatterjee has the sole power to direct the voting and disposition of the 745,484 Shares held for his account.

                            Dr.  Chatterjee may be deemed to have the sole power
to direct the voting and disposition of the following Shares: 76,698 Shares held for the account of S-C Rig Co., 742,783 Shares held for the account of CFM, 176,800 Shares held for the account of Furzedown and 250,000 Shares held for the account of Chatterjee Charitable. Dr. Chatterjee may be deemed to have shared power to direct the voting and disposition of the 12,749,176 Shares held or issuable upon the conversion or exercise of all convertible securities reported herein as being held for the account of S-C Rig.

                      (iv) Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 12,749,176 Shares held or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, directly by S-C Rig.

                 (c)        There  have  been  no  transactions   effected  with
respect to the Shares since November 12, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

                 (d) (i) The partners of S-C Rig have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig in accordance with their partnership interests in S-C Rig.

                      (ii) The partners of CFM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares described herein as being held for the account of CFM in accordance with their partnership interests in CFM.

                                                             Page 10 of 13 Pages


                      (iii) Dr. Chatterjee, as sole shareholder of S-C Rig Co., has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares described herein as being held for the account of S-C Rig Co.

                      (iv)  Dr.   Chatterjee  has  the  sole  right  to  receive
dividends from, or proceeds from the sale of, the Shares described herein as being held directly for his personal account.

                      (v) The shareholders of Furzedown have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Furzedown in accordance with their ownership interests in Furzedown.

                      (vi) The beneficiaries of Chatterjee Charitable have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Chatterjee Charitable.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.          Material to be Filed as Exhibits.

                 D. Joint Filing Agreement dated January 11, 1999 by and among S-C Rig, S-C Rig Co., CFM, Mr. Chatterjee and Mr. Soros.

                                                             Page 11 of 13 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 11, 1999             S-C RIG INVESTMENTS, L.P.

                                            By: S-C RIG CO., its General Partner


                                            By: /S/ PETER HURWITZ
                                                ------------------------------
                                                Peter Hurwitz
                                                Vice President

                                   S-C RIG CO.


                                             By: /S/ PETER HURWITZ
                                                 -------------------------------
                                                 Peter Hurwitz
                                                 Vice President


                                   CHATTERJEE FUND MANAGEMENT, L.P.


                                             By: Purnendu Chatterjee,
                                                 General Partner


                                             By: /S/ PETER HURWITZ
                                                 -------------------------------
                                                 Peter Hurwitz
                                                 Attorney-in-fact

                                   PURNENDU CHATTERJEE


                                             By: /S/ PETER HURWITZ
                                                 -------------------------------
                                                 Peter Hurwitz
                                                 Attorney-in-fact

                                   GEORGE SOROS


                                             By: /S/ MICHAEL C. NEUS
                                                 -------------------------------
                                                 Michael C. Neus
                                                 Attorney-in-fact

                                                             Page 12 of 13 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

D.             Joint Filing  Agreement  dated January 11, 1999 by
               and among S-C Rig Investments,  L.P., S-C Rig Co.,
               Chatterjee   Fund   Management,   L.P.,   Purnendu
               Chatterjee and Mr. George Soros....................            13